Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980

**ANNUAL REPORT**

For the Year Ended

December 31, 2003

To The

**U.S. SECURITIES AND EXCHANGE COMMISSION**

OF

**AGL SERVICES COMPANY**
(Exact Name of Reporting Company)

Subsidiary Service Company
("Mutual" or "Subsidiary")

Date of Incorporation: July 25, 2000

If not Incorporated, Date of Organization

_____

State or Sovereign Power Under Which Incorporated or Organized: State of Georgia

Location of Principal Executive Offices of Reporting Company:

**Ten Peachtree Place, N.W.**
**Atlanta, Georgia  30309**

Name, title, and address of officers to whom correspondence concerning this report should be addressed:

**Bryan E. Seas**
**Vice President and Controller**
**Ten Peachtree Place, N.W.**
**Atlanta, Georgia  30309**

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

**AGL RESOURCES INC.**

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

6. Deficits  Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,  210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

**LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS**

| Description of Schedules and Accounts | Schedule or Account Number | Page Number |
|---|---|---|
| COMPARATIVE BALANCE SHEET | SCHEDULE I | 4-5 |
| SERVICES COMPANY PROPERTY | SCHEDULE II | 6 |
| ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICES COMPANY PROPERTY | SCHEDULE III | 7 |
| INVESTMENTS | SCHEDULE IV | 8 |
| ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES | SCHEDULE V | 9 |
| FUEL STOCK EXPENSES UNDISTRIBUTED | SCHEDULE VI | 10 |
| STORES EXPENSE UNDISTRIBUTED | SCHEDULE VII | 11 |
| MISCELLANEOUS CURRENT AND ACCRUED ASSETS | SCHEDULE VIII | 12 |
| MISCELLANEOUS DEFERRED DEBITS | SCHEDULE IX | 13 |
| RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES | SCHEDULE X | 14 |
| PROPRIETARY CAPITAL | SHEDULE XI | 15 |
| LONG-TERM DEBT | SCHEDULE XII | 16 |
| CURRENT AND ACCRUED LIABILITIES | SCHEDULE XIII | 17 |
| NOTES TO FINANCIAL STATEMENTS | SCHEDULE XIV | 18-21 |
| COMPARATIVE INCOME STATEMENT | SCHEDULE XV | 22-23 |
| ANALYSIS OF BILLING – ASSOCIATE COMPANIES | ACCOUNT 457 | 24 |
| ANALYSIS OF BILLING – NONASSOCIATE COMPANIES | ACCOUNT 458 | 25 |
| ANALYSIS OF CHARGES FOR SERVICES – ASSOCIATE AND NONASSOCIATE COMPANIES | SCHEDULE XVI | 26-28 |
| SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION | SCHEDULE XVII | 29-36 |
| DEPARTMENTAL ANALYSIS OF SALARIES | ACCOUNT 920 | 37 |
| OUTSIDE SERVICES EMPLOYED | ACCOUNT 923 | 38-39 |
| EMPLOYEE PENSIONS AND BENEFITS | ACCOUNT 926 | 40 |
| GENERAL ADVERTISING EXPENSES | ACCOUNT 930.1 | 41 |
| MISCELLANEOUS GENERAL EXPENSES | ACCOUNT 930.2 | 42 |
| RENTS | ACCOUNT 931 | 43 |
| TAXES OTHER THAN INCOME TAXES | ACCOUNT 408 | 44 |
| DONATIONS | ACCOUNT 426.1 | 45 |
| OTHER DEDUCTIONS | ACCOUNT 426.5 | 46 |
| NOTES TO STATEMENT OF INCOME | SCHEDULE XVIII | 47 |
| ORGANIZATION CHART | | 48 |
| METHODS OF ALLOCATION | | 49-50 |
| ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED | | 51 |

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I
COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

| ACCOUNT | | ASSETS AND OTHER DEBTS | Balance At 12/31/03 | Balance At 12/31/02 |
|---|---|---|---|---|
| | SERVICE COMPANY PROPERTY | | | |
| 121 | | Nonutility Property (Schedule II) | 96,381,153 | 89,116,530 |
| 107 | | Construction WIP | 7,822,101 | 21,614,660 |
| | | **Total Other Property & Investments** | **104,203,254** | **110,731,190** |
| | | | | |
| 108 | | Less Accumulated provision for depreciation and amortization of service company property (Schedule III) | (26,204,623) | (40,442,682) |
| | | **Net Service Company Property** | 77,998,631 | 70,288,508 |
| | | | | |
| | INVESTMENTS | | | |
| | | | | |
| 123 | | Investments in associated companies (Schedule IV) | - | - |
| 124 | | Other investments (Schedule IV) | - | - |
| | | **Total Investments** | | |
| | | | | |
| | CURRENT AND ACCRUED ASSETS | | | |
| | | | | |
| 131 | | Cash | 15,950,968 | 5,485,516 |
| 134 | | Special deposits | - | - |
| 135 | | Working funds | - | - |
| 136 | | Temporary cash investments (Schedule IV) | - | - |
| 141 | | Notes receivable | - | - |
| 143 | | Accounts receivable | 383,943 | 4,098,872 |
| 144 | | (Less) Accum. Prov. For Uncollectible Acct.- Credit | - | - |
| 146 | | Accounts Receivable from Assoc. Companies | 345,058 | (96,706) |
| 152 | | Fuel stock expenses undistributed (Schedule VI) | - | - |
| 154 | | Materials and supplies | 1,904 | 36 |
| 163 | | Stores expense undistributed (Schedule VII) | 1,800 | 1,800 |
| 165 | | Prepayments | 3,669,645 | 4,608,482 |
| 174 | | Miscellaneous current and accrued assets (Schedule VIII) | - | - |
| | | **Total Current and Accrued Assets** | 20,353,318 | 14,098,000 |
| | | | | |
| | DEFERRED DEBITS | | | |
| 181 | | Unamortized debt expense | - | - |
| 182.3 | | Other Regulatory Assets | - | (1,244,910) |
| 184 | | Clearing accounts | 53,386 | - |
| 186 | | Miscellaneous deferred debits (Schedule IX) | 112,203 | 338,739 |
| 188 | | Research, development, or demonstration expenditures (Schedule X) | - | - |
| 190 | | Accumulated deferred income taxes | - | - |
| | | **Total Deferred Debits** | 165,589 | (906,171) |
| | | | | |
| | | **TOTAL ASSETS AND OTHER DEBITS** | 98,517,538 | 83,480,337 |

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I
COMPARATIVE BALANCE SHEET (Continued)

| ACCOUNT | | LIABILITIES AND PROPRIETARY CAPITAL | Balance At 12/31/03 | Balance At 12/31/02 |
|---|---|---|---|---|
| | | PROPRIETARY CAPITAL | | |
| 201 | | Common stock issued (Schedule XI) | (100) | (100) |
| 207 | | Premium on capital stock | (2,641,505) | – |
| 208 | | Other Paid-In Capital | 3,393,544 | 668,424 |
| 216 | | Unappropriated retained earnings (Schedule XI) | 43,396,539 | 49,186,353 |
| | | Total Proprietary Capital | 44,148,478 | 49,854,677 |
| | | OTHER NONCURRENT LIABILITIES | | |
| 228.2 | | Accumulated provisions for injuries and damages | (2,159,785) | – |
| 228.3 | | Accumulated provisions for pensions and benefits | (26,792,045) | (66,948,455) |
| | | Total Other Noncurrent Liabilities | (28,951,830) | (66,948,455) |
| | | CURRENT AND ACCRUED LIABILITIES | | |
| 231 | | Notes payable | – | – |
| 232 | | Accounts payable | (32,413,365) | (41,625,939) |
| 233 | | Notes payable to associated companies (Schedule XIII) | – | – |
| 234 | | Accounts payable to associated companies (Schedule XIII) | (106,143,442) | (70,414,653) |
| 236 | | Taxes accrued | 31,674,290 | 29,660,904 |
| 237 | | Interest accrued | – | – |
| 238 | | Dividends declared | – | – |
| 241 | | Tax collections payable | (606,941) | (1,110,629) |
| 242 | | Miscellaneous current and accrued liabilities (Schedule (XIII) | (2,077,188) | (2,393,672) |
| | | Total Current and Accrued Liabilities | (109,566,646) | (85,883,989) |
| | | DEFERRED CREDITS | | |
| 252 | | Customer advances for construction | – | – |
| 253 | | Other Deferred Credits | (331,569) | (1,057,100) |
| 255 | | Accumulated deferred investment tax credits | – | – |
| | | Total Deferred Credits | (331,569) | (1,057,100) |
| | | ACCUMULATED DEFERRED INCOME TAXES | | |
| 281 /1 | | Accumulated deferred income taxes – Accelerated amortization property | (3,815,971) | 20,554,530 |
| 283 /1 | | Accumulated deferred income taxes – other | – | – |
| | | TOTAL LIABILITIES AND PROPRIETARY CAPITAL | (98,517,538) | (83,480,337) |

/1 The FERC account #281 and #283 balances are accumulated deferred income tax assets for AGL Services Company. They are recorded in the liability section of the balance sheet because on a consolidated basis these accounts are liabilities for AGL Resources Inc.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE II

SERVICE COMPANY PROPERTY

| ACCOUNT | DESCRIPTION | BALANCE AT 12/31/02 | ADDITIONS | RETIREMENTS OR SALE | OTHER CHANGES 1/ | BALANCE AT 12/31/03 |
|---|---|---|---|---|---|---|
| 363.5 | Other Equipment | 964,212 | – | – | – | 964,212 |
| 379 | Measuring & Reg. Station Equip. | 71,904 | 25,080 | – | – | 96,984 |
| 390 | Structures and Improvements | 20,122,926 | 17,136,089 | (26,881,711) | 3,414,428 | 13,791,732 |
| 391 | Office Furniture and Equipment | 60,582,966 | 30,834,262 | (12,047,044) | (5,993,280) | 73,276,904 |
| 393 | Stores Equipment | 141,484 | – | (128,803) | – | 12,681 |
| 394 | Tools, Shop, & Garage Equipment | 1,213,134 | 5,776 | (2,922) | – | 1,215,988 |
| 395 | Laboratory Equipment | 44,755 | – | – | – | 44,755 |
| 396 | Power Operated Equipment | 5,046 | – | – | – | 5,046 |
| 397 | Communication Equipment | 2,585,018 | 250,256 | (10,176) | 1,419,321 | 4,244,419 |
| 398 | Miscellaneous Equipment | 3,385,082 | 63,873 | (985,480) | 164,957 | 2,628,432 |
| 107 | Construction Work In Progress | 21,614,663 | 35,615,364 | – | (49,407,926) | 7,822,101 |
| | TOTAL | 110,731,190 | 83,930,700 | (40,056,136) | (50,402,500) | 104,203,254 |

1/    The totals in the column labeled "Other Changes" represent assets
transferred to/from associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2003

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

| ACCOUNT | DESCRIPTION | BALANCE AT 12/31/02 | ADDITIONS CHARGES TO ACCT. #403 | RETIREMENTS | OTHER CHARGES AND (DEDUCT) 1/ | BALANCE AT 12/31/03 |
|---|---|---|---|---|---|---|
| 363.5 | OTHER EQUIPMENT | 17,385 | 33,610 | – | – | 50,995 |
| 379 | MEASURING & REGULATING STATION EQUIPMENT | 1,472 | 1,963 | – | – | 3,435 |
| 390 | STRUCTURE AND IMPROVEMENTS | 14,076,391 | 573,372 | (15,832,043) | 2,394,210 | 1,211,930 |
| 391 | OFFICE FURNITURE AND EQUIPMENT | 23,273,601 | 8,516,646 | (7,415,846) | (3,621,735) | 20,752,666 |
| 393 | STORES EQUIPMENT | 37,588 | 2,566 | (34,952) | – | 5,202 |
| 394 | TOOLS, SHOP, & GARAGE EQUIPMENT | 416,677 | 75,960 | (2,378) | – | 490,259 |
| 395 | LABORATORY EQUIPMENT | 22,694 | 3,435 | – | – | 26,129 |
| 396 | POWER OPERATED EQUIPMENT | 10,769 | 726 | – | – | 11,495 |
| 397 | COMMUNICATION EQUIPMENT | 1,795,939 | 122,654 | (3,595) | 984,706 | 2,899,704 |
| 398 | MISCELLANEOUS EQUIPMENT | 790,166 | 388,075 | (431,809) | 6,376 | 752,808 |
| | | | | | | |
| | TOTAL | 40,442,682 | 9,719,007 | (23,720,623) | (236,443) | 26,204,623 |
| | | | | | | |

1/      The totals in the column labeled "Other Changes and (Deduct)" represent
         transfers of assets to/from the services company to associated companies.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year December 31, 2003

SCHEDULE IV

INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", List each investment separately.

| DESCRIPTION | BALANCE AT 12/31/03 | BALANCE AT 12/31/02 |
|---|---|---|
|  |  |  |
| ACCOUNT 123 – INVESTMENT IN ASSOCIATE COMPANIES |  |  |
| ACCOUNT 124 – OTHER INVESTMENTS |  |  |
| ACCOUNT 136 – TEMPORARY CASH INVESTMENTS |  |  |
|  |  |  |
| **NOT APPLICABLE** |  |  |
|  |  |  |
|  |  |  |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE V

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

| ACCOUNT | DESCRIPTION | BALANCE AT 12/31/03 | BALANCE AT 12/31/02 |
|---|---|---|---|
|  |  |  |  |
| 146 | **ACCOUNT RECEIVABLE FROM ASSOCIATE COMPANIES** |  |  |
|  | AGL Investments, Inc. | 19,124,558 | 20,429,225 |
|  | Chattanooga Gas Company | 13,030,681 | 5,080,798 |
|  | Atlanta Gas Light Company | (226,193) | (3,381,970) |
|  | Virginia Natural Gas, Inc. | 17,900,012 | 1,209,196 |
|  | Trustees Investments, Inc. | 147,525 | 220,195 |
|  | Georgia Gas Company | 386,002 | 386,002 |
|  | AGL Rome Holdings, Inc. | 1,574,992 | – |
|  | Utilipro, Inc | – | 1,851,466 |
|  | AGL Propane Services, Inc. | 2,968,304 | 1,475,261 |
|  | Southeastern LNG, Inc. | 328,502 | 532,536 |
|  | Customer Care Services, Inc. | 948,867 | – |
|  | Sequent Energy Management, LP | 20,877,891 | 25,930,150 |
|  | Pivotal Energy Services, Inc. | 90 | 88 |
|  | Pinnacle LNG, Inc. | 100 | – |
|  | AGL Capital Corporation | (76,716,273) | (53,829,653) |
|  |  |  |  |
| 1/ | **TOTAL** | **345,058** | **(96,706)** |


| ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS: | TOTAL PAYMENTS |
|---|---|
|  |  |
| Not Applicable |  |
|  |  |


1/    In the 2002 filing, the balance was netted with receivables and reported as a net payable. As required by the PUHCA staff comments,[Finding #23 (Item 46)], we have broken out both 2002 and 2003 receivables and payables and show them separately.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE VI

FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

| DESCRIPTION | LABOR | EXPENSES | TOTAL |
|---|---|---|---|
| | | | |
| ACCOUNT 152 – FUEL STOCK EXPENSES UNDISTRIBUTED | | | |
| | | | |
| **NOT APPLICABLE** | | | |
| | | | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE VII

STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

| DESCRIPTION | LABOR | EXPENSES |
|---|---|---|
| | | |
| ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED | | 1,800 |
| | | |
| | | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000
may be grouped, showing the number of items in each group.

| DESCRIPTION | BALANCE AT 12/31/03 | BALANCE AT 12/31/02 |
|---|---|---|
| | | |
| ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS | | |
| | | |
| **NOT APPLICABLE** | | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE IX

MISCELLANEOUS DEFERRED DEBIT

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000
may be grouped, showing the number of items in each class.

| ACCOUNT | DESCRIPTION | BALANCE AT 12/31/03 | BALANCE AT 12/31/02 |
|---|---|---|---|
| | | | |
| **186** | **MISCELLANEOUS DEFERRED DEBITS** | | |
| | Pension asset | | – |
| | Software License | 343 | 1,598 |
| | Unrecovered Accrued Vacation Cost | – | – |
| | PCB Research | 25,523 | 12,983 |
| | Coop Mktg TRANSCO | (21,695) | (21,695) |
| | Coop Mktg SONAT | (297,143) | (347,276) |
| | Robur Commercialization Project | (90,850) | (90,850) |
| | Caroline Street Facility Project | 16,293 | 247,814 |
| | Other Work in Progress-Misc | 479,732 | 532,415 |
| | Other Item | – | 3,750 |
| | | | |
| | **TOTAL** | **112,203** | **338,739** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project that incurred cost by the service company during year.

| DESCRIPTION | AMOUNT |
|---|---|
|  |  |
| ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES |  |
| **NOT APPLICABLE** |  |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XI

PROPRIETARY CAPITAL

| ACCOUNT | CLASS OF STOCK | NUMBER OF SHARES AUTHORIZED | PAR OR STATED VALUE PER SHARE | OUTSTANDING AT 12/31/03 |
|---|---|---|---|---|
| 201 | Common Stock Issued | 100 | 1 | 100 |
| | **TOTAL** | **100** | **1** | **100** |

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

| DESCRIPTION | AMOUNT |
|---|---|
| ACCOUNT 211 – MISCELLANEOUS PAID-IN-CAPITAL | |
| ACCOUNT 215 – APPROPRIATED RETAINED EARNINGS | |
| **NOT APPLICABLE** | |

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

| ACCOUNT | DESCRIPTION | BALANCE AT 12/31/02 | NET INCOME OR (LOSS) | OTHER CHANGES | DIVIDENDS PAID | BALANCE AT 12/31/03 |
|---|---|---|---|---|---|---|
| 216 | Unappropriated retained earnings | 49,186,353 | 597,850 | (8,203,939) | 1,816,275 | 43,396,539 |
| | **TOTAL** | | | | | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XII

LONG-TERM DEBT


INSTRUCTION:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Name of associate .companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 – Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.


ACCOUNT 223 – ADVANCES FROM ASSOCIATE COMPANIES
ACCOUNT 224 – OTHER LONG TERM DEBT


**NOT APPLICABLE**

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XIII

CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate
company. Give description and amount of miscellaneous current and
accrued liabilities. Items less than $10,000 may be grouped,
showing the number of items in each group.

| ACCOUNT | DESCRIPTION | BALANCE AT 12/31/03 | BALANCE AT 12/31/02 |
|---|---|---|---|
| 233 | **Note Payable to Associate Companies** | | |
| | NOT APPLICABLE | – | – |
| | | | |
| 234 | **Account Payable to Associate Companies** | | |
| | Atlanta Gas Light Company | (359,225,135) | (19,930,520) |
| | Virginia Natural Gas, Inc. | (7,754,771) | (1,238,821) |
| | Georgia Natural Gas Company | (12,090,266) | (16,695,532) |
| | AGL Peaking Services, Inc. | (2,987,621) | (2,920,561) |
| | AGL Capital Trust I | (488,365) | (359,701) |
| | AGL Rome Holdings, Inc. | – | (17,735) |
| | AGL Energy Corporation | (43,564) | (17,092) |
| | Customer Care Services, Inc. | – | (8,048,980) |
| | Global Energy Resource Insurance Corporation | (2,181,786) | (62,852) |
| | AGL Capital Trust II | (6,003,883) | (5,702,692) |
| | Sequent, LLC | (6,143,591) | (3,122,719) |
| | Pivotal Propane of Virginia, Inc. | (202,724) | – |
| | Distribution Operations Corporate | (2,028) | (211,631) |
| | AGL Capital Corporation | 290,980,292 | (12,085,817) |
| 1/ | **TOTAL** | **(106,143,442)** | **(70,414,653)** |
| | | | |
| 242 | **Miscellaneous Current and Accrued Liabilities** | | |
| | Unclaimed Customer Credit & Checks | 23,249 | 23,249 |
| | Accrued Relocation Liability | (114,284) | (333,674) |
| | Escheat- Deposit Balance- 2001 | (692,407) | (721,331) |
| | Retired Savings Plus – Company Matching | (156,448) | (116,698) |
| | Retired Savings Plus – Employee Matching | (285,297) | (225,837) |
| | Retired Savings Plus – General Loan | (72,829) | (24,586) |
| | NSP Employee Contribution | (371,121) | (736,745) |
| | NSP Company Contribution | (408,050) | (258,050) |
| | **TOTAL** | **(2,077,188)** | **(2,393,672)** |

1/ In the 2002 filing, the balance was netted with receivables and reported
as a net payable. As required by the PUHCA staff comments,[Finding #23
(Item 46)], we have broken out both 2002 and 2003 receivables and payables
and show them separately.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

## 1. SIGNIFICANT ACCOUNTING POLICIES

**General**

AGL Services Company (the "Company") is a subsidiary of AGL Resources Inc. ("AGL Resources") which renders services to AGL Resources and its subsidiaries. The Company was established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA).  All the costs associated with the Company are allocated to the operating segments  in accordance with PUHCA. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

**Property, Plant and Equipment**

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

**Depreciation Expense**

Depreciation expense for the Company is computed on a straight-line basis over a period of 1 to 35 years.

**Use of Accounting Estimates**

Management makes estimates and assumptions when preparing financial statements. Those estimates and assumptions affect various matters, including:

- reported amounts of certain assets and liabilities in the Company's balance sheets as of the dates of the financial statements
- disclosure of contingent assets and liabilities as of the dates of the financial statements
- reported amounts of certain expenses in the Company's statement of income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

## 2. INCOME TAX

The Company has two categories of income taxes in its balance sheets and statements of income: current and deferred. The Company's current income tax expense consists of federal and state income tax less applicable tax credits. The

Company's deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

**Accumulated Deferred Income Tax Assets and Liabilities**

The Company reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the difference in those items are reported as deferred income tax assets or liabilities in The Company's balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect.

Components of income tax expense shown in the Comparative Income statement for the year ended December 31, 2003 are as follows:

| Included in Expenses: | | Amount |
|---|---|---|
| Current Income Taxes | | |
| | Federal | 13,235,462 |
| | State | 1,976,073 |
| | | |
| Deferred Income Taxes | | |
| | Federal | (12,796,123) |
| | State | (1,902,302) |
| | | |
| | **TOTAL** | **513,110** |
| | | |

Reconciliation between the statutory federal income tax rate and the effective rate for the year ended December 31, 2003 is as follows:

| Income Tax Expense: | Amount |
|---|---|
| | |
| Computed tax expense | (29,659) |
| State income tax, net of federal income tax benefit | 47,951 |
| Other – net | 494,818 |
| | |
| **Total income tax expense** | **513,110** |
| | |

Components that give rise to the net accumulated deferred income tax liability, as of December 31, 2003 are as follows:

| Accumulated Deferred income tax assets: | | Amount |
|---|---|---|
| | Federal | (3,526,648) |
| | State | (289,323) |
| | | |
| | **TOTAL** | **(3,815,971)** |

### 3.    SERVICE AGREEMENTS

The Company has entered into agreements under which it renders services at cost, to AGL Resources and its subsidiaries. The Company's affiliates include the following: AGL Resources Inc., Trustees Investment, Inc., AGL Peaking Services, Inc., AGL Rome Holdings, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Virginia Natural Gas, Inc., AGL Investments, Inc., AGL Networks, LLC, AGL Capital Corporation, Southeastern LNG, Inc., Customer Care Services, Inc., Global Energy Resources Insurance Company, Sequent Energy Management, LP, Sequent Energy Marketing, LP, Georgia Natural Gas Company, Atlanta Gas Light Company, Chattanooga Gas Company. The Company's services include Engineering, Finance, Treasury, Tax, Accounting, Internal Audit, Public Relations, Employee Relations,

Marketing, Information Resources, Purchasing, and other services with respect to business and operations.

**4.    EMPLOYEE BENEFIT PLANS**

Substantially all of The Company's employees are eligible to participate in its employee benefit plans.

**Pension Benefit**

All employees of The Company are covered under a defined benefit retirement plan ("Retirement Plan") sponsored by AGL Resources Inc.  A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. The Company generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. The Company's employees do not contribute to the Retirement Plan. The Company funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. The Company calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

Effective July 1, 2000, the benefit formula for the Retirement Plan was amended and changed from a final average earnings formula to a career average earnings formula for participants under age 50.  The final average earnings plan will continue 10 years for participants over age 50, and then will convert to a career average earnings formula. Due to the above amendment, AGL Resources' projected benefit obligation has been reduced.

**Postretirement Benefits**

The Company also participates in an AGL Resources Inc. sponsored defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for The Company. The benefits under these plans are generally calculated based on age and years of service.
       Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan. The Company's contribution to the Postretirement benefit plan was in the amount $10,542,516.

On July 1, 2002, AGL Resources announced changes to the medical and dental benefits for all retirees.  AGL Resources will no longer offer retiree medical benefits for anyone hired after July 1, 2002. Effective August 1, 2002, the retiree medical plan requires a 20% contribution by the retiree to the medical premium and a 50% contribution of the medical premium for spousal coverage. Effective September 1, 2002, the retirees will be required to contribute 100% of the dental premium.

**Employee Savings Plan Benefits**

The Company participates in an AGL Resources Inc. sponsored RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, The Company made matching contributions to participant accounts in the amount of $4,383,487.

AGL Resources Inc. NSP, an unfunded, nonqualified plan similar to the RSP Plan, in which The Company participates, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. The Company contributions to the NSP were not significant.

## 5.   MONEY POOL

The parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by the Services Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUCHA release No. 35-27243 (File No. 70-9707).

Participants contribute the amount of their available funds each day to the Pool. The funds requirements of the participants, with the exception of the Parent Company, are satisfied by advances from the Pool.

At December 31, 2003, the detail of the Pool balance by affiliate was as follows:

| INVESTMENTS IN POOL: | |
|---|---:|
| AGL Investments, Inc. | 19,124,558 |
| Trustees Investments, Inc. | 147,525 |
| AGL Propane Services, Inc. | 2,968,304 |
| AGL Capital Corporation | 425,860,787 |
| Sequent Energy Management, LP | 20,877,891 |
| Georgia Gas Company | 386,002 |
| Southeastern LNG, Inc. | 328,502 |
| Chattanooga Gas Company | 13,030,681 |
| Pivotal Energy Services, Inc. | 90 |
| Virginia Natural Gas, Inc | 10,145,241 |
| AGL Rome Holdings, Inc. | 1,574,992 |
| Customer Care Services, Inc. | 948,867 |
| Pinnacle LNG, Inc. | 100 |
| | |
| **Sub Total** | **495,393,540** |
| | |
| LESS BORROWINGS FROM POOL: | |
| Sequent, LLC | 6,143,591 |
| Atlanta Gas Light Company | 359,451,328 |
| AGL Services Company | 105,798,384 |
| Georgia Natural Gas Company | 12,090,266 |
| AGL Peaking Services, Inc. | 2,987,621 |
| AGL Capital Trust I | 488,365 |
| Pivotal Propane of Virginia, Inc. | 202,724 |
| AGL Energy Corporation | 43,564 |
| Global Energy Resource Insurance Corporation | 2,181,786 |
| AGL Capital Trust II | 6,003,883 |
| Distribution Operations Corporate | 2,028 |
| | |
| **Sub Total** | **495,393,540** |
| | |
| **TOTAL** | **0** |

## 6.   RENTAL EXPENSES

Rental expenses that The Company incurred were primarily for office space, computer equipment and fleet leasing. The total rent expense for the twelve months ended December 31, 2003 was $10,305,898.

The minimum annual rentals under noncancelable operating leases are as follows:

- fiscal 2004 - $14,475,858
- fiscal 2005 - $11,941,029
- fiscal 2006 - $10,269,190
- fiscal 2007 - $5,662,168
- fiscal 2008 - $5,760,642
- thereafter - $25,747,865

ANNUAL REPORT OF AGL SERVICES COMPANY

For Year December 31, 2003

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

| ACCOUNT | DESCRIPTION | Year Ending 12/31/03 | Year Ending 12/31/02 |
|---|---|---|---|
| | | | |
| | **INCOME** | | |
| | | | |
| | | | |
| 457 | Services rendered to associate companies | 135,958,851 | 135,569,391 |
| | **Operating Revenues** | **135,958,851** | **135,569,391** |
| | | | |
| | | | |
| | **EXPENSES** | | |
| | | | |
| 403 | Depreciation Expense | 9,429,102 | 6,787,726 |
| 404.3 | Amortization of other limited-term gas plant | (1,768) | 207,626 |
| 408.1 | Taxes other than income taxes, utility operating income | 2,437,393 | 3,584,043 |
| 409.1 | Income taxes, utility operating income | 15,211,535 | (15,017,669) |
| 410.1 | Provision for deferred income taxes, utility operating income | (14,698,425) | 14,264,094 |
| 414 | Other utility operating income | – | – |
| 419 | Interest and dividend income | (88,014) | (39,426) |
| 421 | Miscellaneous income or loss | (4,231,858) | 11,276 |
| 426.1 | Donations | 470,844 | 771,084 |
| 426.3 | Penalties | – | – |
| 426.4 | Expenditures for certain civic, political and related activities | 136 | 5,145 |
| 426.5 | Other deductions | 852,188 | 753,511 |
| 431 | Other interest expense | (3,839,437) | 1,103,855 |
| 488 | Miscellaneous service revenue | (158,458) | (150,763) |
| 493 | Rent from gas property | (5,400) | (4,500) |
| 495 | Other utility operating income | 745,680 | (25,611) |
| 735 | Miscellaneous production expenses | – | – |
| 804 | Natural Gas City Gate Purchases | (62) | 62 |
| 807 | Purchased Gas Exp. | (50,303) | – |
| 840 | LNG Supervision/Eng | 295,209 | 286,566 |
| 841 | Operation supervision and engineering | 1,053,607 | 1,048,882 |
| 843.1 | Maint. Supervision and engineering | – | – |
| 843.2 | Maint. Of structures and improvements | 1,587 | 1,020 |
| 843.3 | Maint. Of Gas | 8,049 | 37,217 |
| 843.4 | Maint. Of purification equipment | 62,493 | 65,960 |
| 843.5 | Maint. Of liquefaction equipment | 154,761 | 89,143 |
| 843.6 | Maint. Of vaporizing equipment | 122,501 | 46,684 |
| 843.7 | Maint. Of compressor equipment | 182,311 | 121,905 |
| 843.9 | Maint. Of other equipment | 339,346 | 546,243 |
| 870 | Operation supervision and engineering | 1,336,626 | 1,295,600 |
| 871 | Distribution load dispatching | 1,011,166 | 1,128,832 |
| 874 | Mains and service expenses | 681,263 | 814,888 |
| 875 | Measuring and regulating station expenses- General | 459,853 | 565,247 |
| 877 | Measuring and regulating station expenses- City gate check stations | 680,630 | 655,378 |
| 878 | Meter and house regulator expenses | 48,870 | (3,970) |
| 879 | Customer installations expenses | – | 9 |
| 880 | Other expenses | 962,068 | 906,621 |
| 885 | Maint. Supervision and engineering | – | 25,000 |
| 887 | Maint. Of mains | 62,985 | 64,326 |

| 889 | Maintenance measuring and regulating station expenses-General | 71,968 | 64,664 |
|---|---|---|---|
| 891 | Maint. STAR | – | – |
| 892 | Maint. Of services | 38,439 | 37,430 |
| 893 | Maint. Of meter and house regulator expenses | 210,202 | 268,390 |
| 894 | Maint. Of other equipment | 40,443 | 139,342 |
| 901 | Supervision | – | – |
| 902 | Meter reading expense | 6,168 | – |
| 903 | Customer records and collection expenses | 185,641 | 192,960 |
| 905 | Miscellaneous customer accounts expenses | 199,798 | 161,660 |
| 907 | Supervision | 429 | 114,999 |
| 908 | Customer assistance expense | 5,881,828 | 3,194,565 |
| 909 | Informational and instructional advertising expenses | 356 | – |
| 911 | Supervision | – | – |
| 912 | Demonstrating and selling expense | 15,021 | – |
| 913 | Advertising expenses | 1,322,725 | 414,622 |
| 916 | Miscellaneous sales expenses | 365,458 | 366,310 |
| 920 | Administrative and general salaries | 34,522,531 | 29,802,798 |
| 921 | Office supplies and expenses | 12,670,108 | 11,884,357 |
| 922 | Administrative expenses transferred-credit | (8,241,249) | (8,891,800) |
| 923 | Outside services employed | 17,773,039 | 20,051,314 |
| 924 | Property insurance | 4,141,193 | 3,177,144 |
| 925 | Injuries and damages | 1,754,116 | 942,925 |
| 926 | Employee pensions and benefits | 31,136,806 | 36,376,382 |
| 927 | Franchise Requirement | – | 10 |
| 928 | Regulatory Commission Expenses | – | 10,252 |
| 930.1 | General advertising expenses | – | – |
| 930.2 | Miscellaneous general expenses | 5,074,051 | 3,665,203 |
| 931 | Rents | 6,810,164 | 3,591,146 |
| 932 | Maintenance of general plant | 9,040,994 | 9,668,256 |
| | **Operating Expenses** | **136,556,702** | **135,178,929** |
| | | | |
| | **Net Income** | **(597,851)** | **390,462** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

| NAME OF ASSOCIATE COMPANY | DIRECT COSTS CHARGED | INDIRECT COSTS CHARGED | COMPENSATION FOR USE OF CAPITAL | TOTAL AMOUNT BILLED |
|---|---|---|---|---|
| | 457-1 | 457-2 | 457-3 | /1 |
| | | | | |
| AGL Resources Inc. | 4,657,610 | (8,136,765) | – | (3,479,155) |
| AGL Investments, Inc | 107,889 | 35,404 | 1,680 | 144,973 |
| Atlanta Gas Light Company | 50,430,737 | 54,241,138 | 1,352,780 | 106,024,656 |
| Chattanooga Gas Company | 3,402,886 | 2,916,541 | 71,899 | 6,391,326 |
| Trustees Investment, Inc. | 26,151 | 26,395 | 1,061 | 53,607 |
| AGL Peaking Services, Inc. | 34 | 4,487 | 418 | 4,940 |
| AGL Capital Trust | 20,218 | 91,814 | 8,561 | 120,593 |
| AGL Rome Holdings, Inc | 9 | 1,205 | 109 | 1,324 |
| AGL Energy Corporation | 14,070 | 250 | 19 | 14,338 |
| AGL Propane Services, Inc. | 292,680 | 44,375 | 3,532 | 340,587 |
| Virginia Natural Gas, Inc. | 4,450,523 | 13,050,512 | 299,055 | 17,800,090 |
| AGL Networks, LLC | 1,824,567 | 574,802 | 24,229 | 2,423,598 |
| AGL Capital Corporation | 93,683 | 20,462 | 1,930 | 116,075 |
| Southeastern LNG, Inc. | 42,937 | 3,422 | 357 | 46,717 |
| Customer Care Services Company | 1,348 | 7,801 | 709 | 9,857 |
| Pivotal Propane of Virginia, Inc. | 4,501 | – | – | 4,501 |
| Global Energy Resources Insurance Corporation | 298 | 452 | 44 | 794 |
| Sequent Energy Management, LP-Corp | 3,109,861 | 2,097,161 | 103,959 | 5,310,981 |
| AGL Capital Trust II | 1,400 | 167,776 | 16,971 | 186,146 |
| Georgia Natural Gas Company | 354,444 | 80,471 | 7,987 | 442,902 |
| | | | | |
| TOTAL | 68,835,848 | 65,227,703 | 1,895,300 | 135,958,851 |
| | | | | |

/1  The difference between the total amount billed and the total expenses per the income statement is a result of the prior years (2001, Transition period, 2002) adjustments of unallocated costs as required by the PUHCA staff comments.[Finding #18 (Item 36)]

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

| NAME OF ASSOCIATE COMPANY | DIRECT COSTS CHARGED | INDIRECT COSTS CHARGED | COMPENSATION FOR USE OF CAPITAL | TOTAL AMOUNT BILLED | EFFECT OF MARKET RATE BILLING (SEE NOTE) |
|---|---|---|---|---|---|
|  |  |  |  |  |  |
| ACCOUNT 458 – NOT APPLICABLE |  |  |  |  |  |
|  |  |  |  |  |  |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate
companies the total amount billed under their separate analysis of
billing schedules.

| ACCOUNT | DESCRIPTION | DIRECT COST | INDIRECT COST | TOTAL |
|---------|-------------|-------------|---------------|-------|
| | | | | |
| | ASSOCIATE COMPANY CHARGES | | | |
| | | | | |
| 403 | Depreciation Expense | 4,808,842 | 4,620,260 | 9,429,102 |
| 404.3 | Amortization of other limited-term gas plant | (902) | (866) | (1,768) |
| 408.1 | Taxes other than income taxes, utility operating income | 1,243,070 | 1,194,323 | 2,437,393 |
| 409.1 | Income taxes, utility operating income | 7,757,883 | 7,453,652 | 15,211,535 |
| 410.1 | Provision for deferred income taxes, utility operating income | (7,496,197) | (7,202,228) | (14,698,425) |
| 419 | Interest and dividends income | (44,887) | (43,127) | (88,014) |
| 421 | Miscellaneous income or (loss) | (2,158,248) | (2,073,610) | (4,231,858) |
| 426.1 | Donations | 240,130 | 230,714 | 470,844 |
| 426.4 | Expenditures for certain civic political and related activities | 69 | 67 | 136 |
| 426.5 | Other deductions | 434,616 | 417,572 | 852,188 |
| 431 | Other interest expense | (1,958,113) | (1,881,324) | (3,839,437) |
| 488 | Miscellaneous service revenue | (80,814) | (77,644) | (158,458) |
| 493 | Rents from gas property | (2,754) | (2,646) | (5,400) |
| 495 | Other, utility operating income | 380,297 | 365,383 | 745,680 |
| 804 | Natural gas city gate purchases | (32) | (30) | (62) |
| 807 | Purchased gas expenses | (25,655) | (24,648) | (50,303) |
| 840 | LNG Supervision/Eng. | 150,557 | 144,652 | 295,209 |
| 841 | Operation Labor and Expenses | 537,340 | 516,267 | 1,053,607 |
| 843.2 | Maint. of Structures & Improvements | 809 | 778 | 1,587 |
| 843.3 | Maint. Of Gas Holders | 4,105 | 3,944 | 8,049 |
| 843.4 | Maint. Of Purification Equipment | 31,871 | 30,622 | 62,493 |
| 843.5 | Maint. Of Liquification Equipment | 78,928 | 75,833 | 154,761 |
| 843.6 | Maint. Of Vaporizing Equipment | 62,476 | 60,025 | 122,501 |
| 843.7 | Maint of Compressor Equipment | 92,979 | 89,332 | 182,311 |

| 843.9 | Maint. Of Other Equipment | 173,066 | 166,280 | 339,346 |
|---|---|---|---|---|
| 870 | Operation Supervision & Engineering | 681,679 | 654,947 | 1,336,626 |
| 871 | Distribution load dispatching | 515,695 | 495,471 | 1,011,166 |
| 874 | Mains and Services Expenses | 347,444 | 333,819 | 681,263 |
| 875 | Measuring & regulating station expenses – General | 234,525 | 225,328 | 459,853 |
| 877 | Measuring & regulating station expenses – City Gate check station | 347,121 | 333,509 | 680,630 |
| 878 | Meter and house regulator expenses | 24,924 | 23,946 | 48,870 |
| 880 | Other Expenses | 490,655 | 471,413 | 962,068 |
| 887 | Maint. Of mains | 32,122 | 30,863 | 62,985 |
| 889 | Maint. Of measuring & regulating station equipment-General | 36,704 | 35,264 | 71,968 |
| 892 | Maint. Of service | 19,604 | 18,835 | 38,439 |
| 893 | Maint. Of meters & house regulators | 107,203 | 102,999 | 210,202 |
| 894 | Maint. Of other Equipment | 20,626 | 19,817 | 40,443 |
| 902 | Meter reading expense | 3,146 | 3,022 | 6,168 |
| 903 | Customer records & collection exp. | 94,677 | 90,964 | 185,641 |
| 905 | Miscellaneous customer account exp. | 101,897 | 97,901 | 199,798 |
| 907 | Supervision | 219 | 210 | 429 |
| 908 | Customer assistance expenses | 2,999,732 | 2,882,093 | 5,881,825 |
| 909 | Information and instructional advertising expense | 182 | 174 | 356 |
| 912 | Demonstration and selling expense | 7,661 | 7,360 | 15,021 |
| 913 | Advertising expenses | 674,590 | 648,135 | 1,322,725 |
| 916 | Miscellaneous expenses | 186,384 | 179,074 | 365,458 |
| 920 | Salaries and wages | 17,606,491 | 16,916,040 | 34,522,531 |
| 921 | Office Supplies & Expenses | 6,461,755 | 6,208,353 | 12,670,108 |
| 922 | Administrative Expense Transferred-Credit | (4,203,037) | (4,038,212) | (8,241,249) |
| 923 | Outside Services Employed | 9,064,250 | 8,708,789 | 17,773,039 |
| 924 | Property Insurance | 2,112,008 | 2,029,185 | 4,141,193 |
| 925 | Injuries and Damages | 894,599 | 859,517 | 1,754,116 |
| 926 | Employee Pensions & Benefits | 15,879,770 | 15,257,034 | 31,136,804 |
| 930.2 | Miscellaneous General Expenses | 2,587,766 | 2,486,285 | 5,074,051 |
| 931 | Rents | 3,473,184 | 3,336,980 | 6,810,164 |
| 932 | Maintenance of Structures and Equipment | 4,610,907 | 4,430,087 | 9,040,994 |

| /1  /2 | SUB TOTAL | 69,643,919 | 66,912,783 | 136,556,702 |
|---|---|---|---|---|
| | | | | |
| | Prior Year adjustments | | | (597,851) |
| | | | | |
| | TOTAL COST OF SERVICE | | | 135,958,851 |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | NON-ASSOCIATE COMPANY CHARGES | | | |
| | NOT APPLICABLE | | | |

/1    The difference between the total cost of service and the amount billed to the associate companies is the prior years (2001, Transition period, 2002) adjustments of unallocated costs as required by the PUHCA staff comments. [Finding #18 (Item 36)]

/2    Direct and Indirect Cost are captured only at the business unit level as reported on the schedule "Analysis of Billing" on page 24.  Of the total cost direct cost is 51% and indirect cost is 49%.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION

| ACCOUNT | DESCRIPTION | TOTAL AMOUNT | BUSINESS SUPPORT | CUSTOMER SERVICE | EMPLOYEE SERVICE |
|---|---|---|---|---|---|
| | | | | | |
| 403 | Depreciation Expense | 9,429,102 | 1,618,792 | 251,412 | 388,242 |
| 404.3 | Amortization of other limited-term gas plant | (1,768) | (123,915) | (3) | – |
| 408.1 | Taxes other than income taxes, utility operating income | 2,437,393 | 356,187 | 538,189 | 212,467 |
| 409.1 | Income taxes, utility operating income | 15,211,535 | – | – | – |
| 410.1 | Provision for deferred income taxes, utility operating income | (14,698,425) | – | – | – |
| 419 | Interest and dividends income | (88,004) | – | – | – |
| 421 | Miscellaneous income or (loss) | (4,231,858) | (89,045) | – | – |
| 426.1 | Donations | 470,844 | 61,037 | – | 2,000 |
| 426.4 | Expenditures for certain civic political and related activities | 136 | 111 | – | 25 |
| 426.5 | Other deductions | 852,188 | 200 | – | – |
| 431 | Other interest expense | (3,839,437) | – | – | – |
| 488 | Miscellaneous service revenue | (158,458) | (3,000) | – | – |
| 493 | Rents from gas property | (5,400) | – | – | – |
| 495 | Other, utility operating income | 745,680 | – | – | – |
| 804 | Natural gas city gate purchases | (62) | – | – | – |
| 807 | Purchased gas expenses | (50,303) | – | – | – |
| 840 | LNG Supervision/Eng | 295,209 | – | – | – |
| 841 | Operation Supervision and Engineering | 1,053,607 | – | – | – |
| 843.2 | Maintenance of Structures and Improvements | 1,587 | – | – | – |
| 843.3 | Maintenance of Purification Equipment | 8,049 | – | – | – |
| 843.4 | Maintenance of Purification Equipment | 62,493 | – | – | – |
| 843.5 | Maintenance of Liquefaction Equipment | 154,761 | – | – | – |
| 843.6 | Maintenance of Vaporizing Equipment | 122,501 | – | – | – |
| 843.7 | Maintenance of Compressor Equipment | 182,311 | – | 53,989 | – |
| 843.9 | Maintenance of Other Equipment | 339,346 | – | – | – |
| 870 | Operation Supervision and Engineering | 1,336,626 | – | – | – |
| 871 | Distribution Load Dispatching | 1,011,166 | – | – | – |
| 874 | Mains and Services Expenses | 681,263 | – | – | – |
| 875 | Measuring and Regulating Station Expenses-General | 459,853 | – | – | – |
| 877 | Measuring and Regulating Station Expenses-City Gate Check Station | 680,630 | – | – | – |
| 878 | Meter and House Regulator Expenses | 48,870 | – | 48,813 | – |
| 880 | Other Expenses | 962,068 | – | 142,132 | 5 |
| 887 | Maintenance of Mains | 62,985 | – | – | – |
| 889 | Maintenance of Meas. and Reg. Sta. Equip.-General | 71,968 | – | – | – |
| 892 | Maintenance of Services | 38,439 | 112 | – | – |
| 893 | Maintenance of Meters and House Regulators | 210,202 | – | – | – |
| 894 | Maintenance of Other | 40,443 | – | – | – |
| 902 | Meter Reading expense | 6,168 | – | – | – |
| 903 | Customer Records and Collection Expenses | 185,641 | – | 105,621 | (1,739) |
| 905 | Miscellaneous Customer Accounts Expenses | 199,798 | – | 97,043 | – |
| 907 | Supervision | 429 | – | – | – |
| 908 | Customer Assistance Expenses | 5,881,823 | – | 5,811,968 | 20,658 |
| 909 | Informal and Instructional expense | 356 | – | – | – |

| | | | | | |
|---|---|---|---|---|---|
| 912 | Demonstrating and selling expense | 15,021 | – | – | – |
| 913 | Advertising Expenses | 1,322,725 | – | (27) | – |
| 916 | Miscellaneous Sales Expenses | 365,458 | – | – | – |
| 920 | Administrative and General Salaries | 34,522,531 | 2,041,074 | 1,756,752 | 2,660,834 |
| 921 | Office Supplies and Expenses | 12,670,108 | 1,844,039 | 196,821 | 1,130,676 |
| 922 | Administrative Expenses Transferred-Cr. | (8,241,249) | (215,853) | (180,900) | (351,010) |
| 923 | Outside Services Employed | 17,773,039 | 1,419,203 | 349,102 | 3,161,173 |
| 924 | Property Insurance | 4,141,193 | – | – | – |
| 925 | Injuries and Damages | 1,754,116 | – | 185 | – |
| 926 | Employee Pensions and Benefits | 31,136,806 | (43,391) | (37,009) | 31,851,128 |
| 930.2 | Miscellaneous General Expenses | 5,074,051 | 212,075 | (5,862) | 23,750 |
| 931 | Rents | 6,810,164 | 5,068,887 | 55,549 | 30,923 |
| 932 | Maintenance of General Plant | 9,040,994 | 6,257,041 | 35,854 | (16,419) |
| | **TOTAL O&M EXPENSES** | **136,556,702** | **18,403,553** | **9,219,629** | **39,112,714** |

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION

| ACCOUNT | ENGINEERING | EXECUTIVE | EXTERNAL RELATIONS | FINANCIAL SERVICES | GAS SUPPORT MANAGEMENT | INFORMATION TECHNOLOGY |
|---|---|---|---|---|---|---|
| 403 | 141,027 | 7,752 | 385 | 613,022 | 220,282 | 5,264,150 |
| 404.3 | (43,993) | – | – | – | – | – |
| 408.1 | 545,705 | 44,061 | 53,579 | 354,582 | 465,158 | 812,027 |
| 409.1 | – | – | – | – | – | – |
| 410.1 | – | – | – | – | – | – |
| 419 | – | – | – | – | – | – |
| 421 | – | – | – | – | – | 102,467 |
| 426.1 | 6,070 | 13,000 | 345,537 | 12,500 | 3,500 | 2,500 |
| 426.4 | – | – | – | – | – | – |
| 426.5 | – | 428 | 817,987 | 100 | – | – |
| 431 | – | – | – | 24,978 | – | – |
| 488 | (162,277) | – | – | – | 205 | – |
| 493 | – | – | – | – | (5,400) | – |
| 495 | – | – | – | – | – | – |
| 804 | – | – | – | – | – | – |
| 807 | – | – | – | – | – | – |
| 840 | – | – | – | – | 295,209 | – |
| 841 | – | – | – | – | 1,053,607 | – |
| 843.2 | – | – | – | – | 1,587 | – |
| 843.3 | – | – | – | – | 8,049 | – |
| 843.4 | – | – | – | – | 62,493 | – |
| 843.5 | – | – | – | – | 154,761 | – |
| 843.6 | – | – | – | – | 122,501 | – |
| 843.7 | – | – | – | – | 128,323 | – |
| 843.9 | – | – | – | – | 327,864 | – |
| 870 | 1,335,321 | – | – | 548 | 757 | – |
| 871 | (306) | – | – | – | 1,011,472 | – |
| 874 | 666,179 | – | – | – | 12,287 | 2,302 |
| 875 | – | – | – | – | 458,468 | – |
| 877 | 745 | – | – | – | 679,701 | – |
| 878 | (951) | – | – | – | 1,008 | – |
| 880 | 695,686 | 39,812 | – | 11,926 | 45,677 | 14,945 |
| 887 | 61,491 | – | – | – | 1,494 | – |
| 889 | 111 | – | – | – | 71,857 | – |
| 892 | 38,327 | – | – | – | – | – |
| 893 | – | – | – | – | 198,838 | – |
| 894 | – | – | – | – | 40,443 | – |
| 902 | – | – | – | – | – | – |
| 903 | 79,827 | – | – | 433 | – | – |
| 905 | – | – | – | 99,885 | 2,500 | – |
| 907 | 429 | – | – | – | – | – |
| 908 | 12,390 | – | – | – | 36,807 | – |
| 909 | 356 | – | – | – | – | – |
| 912 | – | – | – | – | – | – |
| 913 | – | – | – | – | – | – |
| 916 | – | – | – | – | – | – |
| 920 | 2,342,607 | 1,208,369 | 710,080 | 6,321,810 | 2,477,729 | 9,680,879 |
| 921 | 919,909 | 275,595 | 523,254 | 1,588,951 | 811,308 | 4,239,961 |
| 922 | (4,834,648) | (133,122) | (76,668) | (679,258) | (258,363) | (940,518) |
| 923 | 502,993 | 351,126 | 197,478 | 1,442,473 | 147,339 | 7,077,709 |
| 924 | – | – | – | – | – | – |
| 925 | 250 | – | – | – | 33 | – |
| 926 | 17,006 | 97,919 | (2,145) | 226,565 | (76,141) | (449,950) |

| | | | | | | |
|---|---:|---:|---:|---:|---:|---:|
| **930.2** | 61,537 | 103,161 | 145,730 | 505,896 | (982) | 750,734 |
| **931** | 39,627 | 3,631 | 2,572 | 35,693 | 15,310 | 1,549,082 |
| **932** | (182,333) | (44) | – | 45,311 | (43,780) | 2,922,632 |
| | **2,243,085** | **2,011,688** | **2,717,789** | **10,605,416** | **8,471,898** | **31,028,920** |

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION

| ACCOUNT | INTERNAL AUDIT | INVESTOR RELATIONS | LEGAL | MARKETING | RATES & REGULATION |
|---|---|---|---|---|---|
| 403 | 7,451 | 395 | 5,434 | 313,596 | 599 |
| 404.3 | – | – | – | – | – |
| 408.1 | 32,244 | 4,078 | 88,866 | 94,825 | 53,153 |
| 409.1 | – | – | – | – | – |
| 410.1 | – | – | – | – | – |
| 419 | – | – | – | – | – |
| 421 | – | – | – | (77,521) | – |
| 426.1 | – | – | 9,700 | 7,000 | 3,000 |
| 426.4 | – | – | – | – | – |
| 426.5 | – | – | 770 | – | 32,130 |
| 431 | – | – | – | – | – |
| 488 | – | – | – | 6,614 | – |
| 493 | – | – | – | – | – |
| 495 | – | – | – | – | – |
| 804 | – | – | – | – | – |
| 807 | – | – | – | – | – |
| 840 | – | – | – | – | – |
| 841 | – | – | – | – | – |
| 843.2 | – | – | – | – | – |
| 843.3 | – | – | – | – | – |
| 843.4 | – | – | – | – | – |
| 843.5 | – | – | – | – | – |
| 843.6 | – | – | – | – | – |
| 843.7 | – | – | – | – | – |
| 843.9 | – | – | – | 11,482 | – |
| 870 | – | – | – | – | – |
| 871 | – | – | – | – | – |
| 874 | – | – | – | 495 | – |
| 875 | – | – | – | 1,386 | – |
| 877 | – | – | – | 184 | – |
| 878 | – | – | – | – | – |
| 880 | – | – | 12,154 | (269) | – |
| 887 | – | – | – | – | – |
| 889 | – | – | – | – | – |
| 892 | – | – | – | – | – |
| 893 | – | – | – | 11,365 | – |
| 894 | – | – | – | – | – |
| 902 | – | – | – | – | – |
| 903 | – | – | 1,500 | – | – |
| 905 | – | – | – | 254 | 116 |
| 907 | – | – | – | – | – |
| 908 | – | – | – | – | – |
| 909 | – | – | – | – | – |
| 912 | – | – | – | 15,021 | – |
| 913 | – | – | – | 1,194,558 | – |
| 916 | – | – | – | 365,458 | – |
| 920 | 540,415 | 124,549 | 1,907,343 | 677,980 | 1,001,664 |
| 921 | 39,674 | 89,171 | 217,046 | 514,463 | 132,609 |
| 922 | (59,458) | (18,118) | (222,852) | (61,632) | (108,424) |
| 923 | 29,625 | 333,826 | 1,455,383 | 378,980 | 58,996 |
| 924 | – | – | 4,067,110 | – | – |
| 925 | – | – | 1,753,589 | 58 | – |

| | | | | | |
|---|---|---|---|---|---|
| **926** | (18,666) | (4,489) | (51,584) | (17,312) | (34,234) |
| **930.2** | 210 | – | 2,046,543 | 45,767 | 26,726 |
| **931** | – | 1,299 | 5,258 | – | – |
| **932** | – | – | 6,493 | 15,370 | 831 |
| | **571,496** | **530,710** | **11,302,754** | **3,498,123** | **1,167,166** |

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended December 31, 2003

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY
DEPARTMENT OR SERVICE FUNCTION

| ACCOUNT | STRATEGIC PLANNING | OTHER |
|---|---|---|
| 403 | 337 | 596,226 |
| 404.3 | – | 166,143 |
| 408.1 | 6,760 | (1,224,489) |
| 409.1 | – | 15,211,535 |
| 410.1 | – | (14,698,425) |
| 419 | – | (88,014) |
| 421 | – | (4,167,759) |
| 426.1 | – | 5,000 |
| 426.4 | – | – |
| 426.5 | – | 573 |
| 431 | – | (3,864,415) |
| 488 | – | – |
| 493 | – | – |
| 495 | – | 745,680 |
| 804 | – | (62) |
| 807 | – | (50,303) |
| 840 | – | – |
| 841 | – | – |
| 843.2 | – | – |
| 843.3 | – | – |
| 843.4 | – | – |
| 843.5 | – | – |
| 843.6 | – | – |
| 843.7 | – | – |
| 843.9 | – | – |
| 870 | – | – |
| 871 | – | – |
| 874 | – | – |
| 875 | – | – |
| 877 | – | – |
| 878 | – | – |
| 880 | – | – |
| 887 | – | – |
| 889 | – | – |
| 892 | – | – |
| 893 | – | – |
| 894 | – | – |
| 902 | – | 6,168 |
| 903 | – | – |
| 905 | – | – |
| 907 | – | – |
| 908 | – | – |
| 909 | – | – |
| 912 | – | – |
| 913 | – | 128,193 |
| 916 | – | – |
| 920 | – | 1,070,446 |
| 921 | – | 146,632 |
| 922 | – | (100,425) |
| 923 | – | 867,633 |
| 924 | – | 74,083 |

| | | |
|---|---:|---:|
| **925** | – | – |
| **926** | 79 | (320,970) |
| **930.2** | – | 1,158,768 |
| **931** | – | 2,331 |
| **932** | – | 37 |
| | **7,176** | **(4,335,415)** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920
DEPARTMENTAL SALARY EXPENSE

| NAME OF DEPARTMENT Indicate each department or service function | TOTAL AMOUNT Acct. #920 | INCLUDED IN AMOUNT BILLED TO | | | PERSONNEL END OF YEAR |
|---|---|---|---|---|---|
| | | PARENT COMPANY /1 | OTHER ASSOCIATES | NON ASSOCIATES | |
| Business Support | 2,041,074 | 52,047 | 1,989,027 | – | 48 |
| Customer Service | 1,756,752 | 44,797 | 1,711,955 | – | 207 |
| Employee Service | 2,660,834 | 67,851 | 2,592,983 | – | 37 |
| Engineering | 2,342,607 | 59,736 | 2,282,871 | – | 150 |
| Executive | 1,208,369 | 30,813 | 1,177,556 | – | 6 |
| External Relations | 710,080 | 18,107 | 691,973 | – | 12 |
| Financial Services | 6,321,810 | 161,206 | 6,160,604 | – | 79 |
| Gas Support Management | 2,477,729 | 63,182 | 2,414,547 | – | 110 |
| Information Technology | 9,680,879 | 246,862 | 9,434,017 | – | 129 |
| Internal Audit | 540,415 | 13,781 | 526,634 | – | 8 |
| Investor Relations | 124,549 | 3,176 | 121,373 | – | 1 |
| Legal | 1,907,343 | 48,637 | 1,858,706 | – | 24 |
| Marketing | 677,980 | 17,288 | 660,692 | – | 23 |
| Rates & Regulations | 1,001,664 | 25,542 | 976,122 | – | 13 |
| Other | 1,070,446 | 27,296 | 1,043,150 | – | 10 |
| | | | | | |
| TOTAL | 34,522,531 | 880,325 | 33,642,206 | – | 857 |

/1    The parent company (AGL Resources Inc.) receives 2.5% of total allocated cost from the Services Company as shown on page 24.  Since we only capture these cost at the business unit level, the cost were split 97.5%, 2.5% between other associate companies and the parent company respectively.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

| FROM WHOM PURCHASED | DESCRIPTION OF LARGEST INVOICE | RELATIONSHIP "A"=ASSOCIATE "NA"= NONASSOCIATE | AMOUNT |
|---|---|---|---|
| **Legal Services** | | | |
| Lettler Mendelson, PC | Legal Services | NA | 226,903 |
| Leboeuf, Lamb, Green and Macrak, LLP | Legal Services | NA | 152,241 |
| Several other items less than $100,000 | | NA | 308,820 |
| | | | |
| **Subtotal – Legal Services** | | | **687,964** |
| | | | |
| **Information Technology** | | | |
| Acxiom Corp | Consulting | NA | 3,373,823 |
| Acxiom/Acess Communications Systems | Consulting | NA | 333,378 |
| Analysts International Corp. | Contractor | NA | 129,948 |
| Capstone Consulting Partners, Inc. | Consulting | NA | 2,221,343 |
| David Jewell | Contractor | NA | 123,173 |
| Matrix Resources | Contractor | NA | 151,167 |
| Skybridge | Consulting | NA | 372,872 |
| SRC Solutions | Consulting | NA | 145,495 |
| Combest | Consulting | NA | 261,877 |
| Sungard Recovery Services | Consulting | NA | 234,078 |
| Several other items less than $100,000 | Consulting | NA | 87,434 |
| | | | |
| **Subtotal – Information Technology** | | | **7,259,720** |
| | | | |
| | | | |
| **Human Resources & Other** | | | |
| Availstaff | Contractor | NA | 207,066 |
| Equiserve | Professional Services | NA | 245,210 |
| Weltner Company | Consulting | NA | 276,726 |
| Mercer Human Resources | Consulting | NA | 142,213 |
| Deloitte & Touche | Audit | NA | 210,780 |
| Price Waterhouse Coopers, LLP | Audit | NA | 555,512 |
| Sperduto & Associates | Contractor | NA | 120,406 |
| Global Events Management | Professional Services | NA | 125,076 |
| Marsh USA Inc. | Consulting | NA | 466,106 |
| PCK Resources | Consulting | NA | 218,860 |
| Dan Henning | Contractor | NA | 497,252 |
| Russell Reynolds Associates | Consulting | NA | 381,634 |
| Prudential | Consulting | NA | 144,000 |

| | | | |
|---|---|---|---:|
| Griswold | Consulting | NA | 167,673 |
| Benefit Administration Contracting Services. | Professional Services | NA | 105,291 |
| Right Management | Contractor | NA | 130,130 |
| Towers Perrin | Contractor | NA | 266,041 |
| Pro Staff | Contractor | NA | 182,817 |
| Several other items less than $100,000 | | | 3,879,522 |
| | | | |
| **Subtotal – Human Resources & Other** | | | **8,322,315** |
| | | | |
| **Facilities** | | | |
| Cousins Properties | Contractor | NA | 147,285 |
| Synergis | Consulting | NA | 130,768 |
| Eurest | Contractor | NA | 110,481 |
| Thinkhouse | Professional Services | NA | 176,376 |
| More Business Solutions | Contractor | NA | 380,485 |
| Thorpe Building | Contractor | NA | 116,142 |
| Several other items less than $100,000 | | | 441,503 |
| | | | |
| **Subtotal – Facilities** | | | **1,503,040** |
| | | | |
| | | | |
| **TOTAL** | | | **17,773,039** |
| | | | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

EMPLOYEE PENSION AND BENEFITS

ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

| DESCRIPTION | AMOUNT |
|---|---|
|  |  |
| Pension | 656,449 |
| Retirement Savings Plan/ESOP – Company Contribution | 2,682,997 |
| Flexible Credit Benefits – Company Contribution | 310 |
| Flex Benefits Deductions – Employee Contribution | (3,780,175) |
| Post Retirement Medical and Life Benefits | 386,617 |
| Educational Assistance Plan | 162,603 |
| Short & Long Term Compensation | 18,032,341 |
| Group Insurance | 13,091,229 |
| Other (Other Employee Fringe Benefits) | (95,565) |
|  |  |
| **TOTAL** | **31,136,806** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

| DESCRIPTION | NAME OF PAYEE | AMOUNT |
|---|---|---|
| | | |
| Not Applicable | | |
| | TOTAL | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS: provide a list of amounts included in Account 930.2, "Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S 441 (b) (2) shall be separately classified.

| DESCRIPTION | AMOUNT |
|---|---|
| | |
| Dues & Membership | 102,970 |
| Communications Materials | 1,194,925 |
| Printing Costs | 37,993 |
| Third Party Damages (Vehicle, Property, Bodily Injury) | 303,394 |
| Workers Comp Fees & Assessment | 80,238 |
| Computer Software and Hardware Costs | 803,031 |
| Public Relations Costs | 211,947 |
| Legal Costs | 208,618 |
| Employee Benefits | 498,160 |
| Annual Report Costs | 396,123 |
| Board of Directors Expenses | 764,471 |
| Moving Expenses (Move to New Corporate Headquarters) | 188,856 |
| Consulting Fees | 93,582 |
| Fines & Penalties | 82,605 |
| Misc. Expenses | 107,138 |
| | |
| **TOTAL** | **5,074,051** |
| | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

RENTS

ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

| DESCRIPTION | AMOUNT |
|---|---|
| Computer, Data Processing and other Communication Equipment rental | 1,755,131 |
| Office Rents | 5,055,033 |
| | |
| **TOTAL** | **6,810,164** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

TAXES OTHER THAN INCOME

ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income
Taxes". Separate the analysis into two groups: (1) other than U.S.
Government taxes, and (2) U.S. Government taxes. Specify each of
the various kinds of taxes and show the amounts thereof. Provide a
subtotal for each class of tax.

| KIND OF TAX | AMOUNT |
|---|---|
| | |
| **OTHER THAN U.S. GOVERNMENT TAXES** | |
| State Unemployment | 40,402 |
| Property Tax | (775,120) |
| **Subtotal – Other** | **(734,718)** |
| | |
| **U.S. GOVERNMENT TAXES** | |
| Fed. Insurance Contribution Act | 3,159,403 |
| Federal Unemployment | 12,708 |
| **Subtotal – U.S. Government** | **3,172,111** |
| | |
| **TOTAL** | **2,437,393** |
| | |
| | |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1,
              "Donations", classifying such expenses by its purpose.  The
              aggregate number and amount of all items of less than $3,000 may be
              shown in lieu of details.

| NAME OF RECIPIENT | PURPOSE OF DONATION | AMOUNT |
|---|---|---|
| | | |
| United Way | Civic & Charitable | 40,500 |
| Atlanta History | Civic & Charitable | 6,500 |
| The Salvation Army | Civic & Charitable | 75,000 |
| Big Brother/Big Sister | Civic & Charitable | 4,000 |
| American Red Cross | Civic & Charitable | 4,000 |
| Piedmont Park Conservancy | Civic & Charitable | 6,000 |
| Fernbank Museum | Civic & Charitable | 3,500 |
| Junior Achievement | Civic & Charitable | 4,000 |
| Chris Homes | Civic & Charitable | 3,000 |
| | | |
| Chattanooga Department of Inspection | Program Support | 50,000 |
| Georgia 4-H Foundation | Program Support | 6,050 |
| Georgia Department of Human Resources | Program Support | 100,000 |
| Georgia Environment Council | Program Support | 3,000 |
| National Organization of Black Law Enforcement Executives | Program Support | 5,000 |
| Leadership Atlanta | Program Support | 61,037 |
| Resources Services Ministries, Inc. | Program Support | 27,000 |
| Roosevelt Warm Springs Development Fund | Program Support | 5,000 |
| Atlanta Urban League | Program Support | 3,500 |
| The Georgia Conservancy | Program Support | 4,000 |
| | | |
| Emory University | Education | 5,000 |
| | | |
| Other Items less than $3,000 | Program Support | 33,395 |
| Other Items less than $3,000 | Educational Matching | 14,555 |
| Other Items less than $3,000 | Civic & Charitable | 6,807 |
| | | |
| **TOTAL** | | **470,844** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

| DESCRIPTION | NAME OF PAYEE | AMOUNT |
|---|---|---|
|  |  |  |
| **Lost Discounts** | Various Payees | 467 |
|  | **Sub Total** | **467** |
|  |  |  |
| **Governmental  Affairs** | Southern Legal Foundation | 5,000 |
|  | Boller, Sewell | 90,542 |
|  | Metro Atlanta Legislative Caucus | 1,000 |
|  | Georgia Dome | 6,969 |
|  | Georgia Legislative Black Caucus, Inc. | 803 |
|  | J L Morgan Company | 75,000 |
|  | Steve Bive | 36,000 |
|  | Georgia Soft Drink Association | 3,734 |
|  | Atlanta Braves | 12,133 |
|  | Turner Arena Operations | 44,812 |
|  | Travel, Meals, & Entertainment | 78,545 |
|  | Georgia Building Authority | 3,308 |
|  | Georgia Chamber of Commerce | 16,306 |
|  | The US Association of Former Members of Congress | 950 |
|  | League of Women Vote | 1,500 |
|  | Cobb Chamber of Commerce | 1,100 |
|  | Friends of Agriculture | 1,000 |
|  | McKenna Long & Aldridge, LLP | 770 |
|  | Employee related expenses | 472,249 |
|  |  |  |
|  | **Sub Total** | **851,721** |
|  |  |  |
|  | **TOTAL** | **852,188** |

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

SCHRDULE XVIII

NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the
statement of income or any account thereof. Furnish particulars as
to any significant increase in services rendered or expenses
incurred during the year. Notes relating to financial statements
shown elsewhere in this report may be indicated here by reference.


See notes to Financial Statements, Schedule XIV, page 18-21

ANNUAL REPORT OF AGL SERVICES COMPANY

ORGANIZATION CHART

**OFFICERS:**   Paula G. Rosput, President

Richard T. O'Brien, Executive Vice President
and Chief Financial Officer

Paul R. Shlanta, Senior Vice President
and Corporate Secretary

Dana A. Grams, Senior Vice President,
Business Development

R. Eric Martinez, Jr., Senior Vice President,
Engineering & Construction

Gordon Stark, Senior Vice President,
Sales & Marketing

Andrew W. Evans, Vice President and Treasurer

H. Bryan Batson, Vice President, Regulatory
Compliance & Affairs

Jeffrey P. Brown, Vice President and
Associate General Counsel

Ralph Cleveland, Vice President and Chief Engineer

Marshall D. Lang, Vice President, Market Development

Elizabeth W. Reese, Vice President,
Finance & Business Innovation

Suzanne Sitherwood, Vice President, Gas Operations

Kevin Wolff, Vice President, Corporate Communications

John W. Ebert, Associate General Counsel-Regulatory

Ronald Lepionka, Interim Director, Internal Audit

**DIRECTORS:**   Paul R. Shlanta
Richard T. O'Brien
Paula G. Rosput

*  Information regarding AGL Services Company Officers and Directors are as of
February 5th 2004.

ANNUAL REPORT OF AGL SERVICES COMPANY

METHOD OF ALLOCATION

1.  **Charge Back Methodology** – Currently AGL Services Company ("The Company")charges AGL Resources and its subsidiaries for the actual cost of services it provides. The following three key business requirements have been established in order to provide more accountability between the services provided and the costs charged to the operating companies, and to allocate costs on an equitable and accurate methodology in accordance with SEC PUHCA:

- The Company's methodology to charge each operating company for the cost of providing services is primarily based upon the number of service hours provided to each operating company and/or specific O&M project;

- The charge back methodology consist of three steps (Direct Charge, Direct Assignment and Distributed/Allocated); and

- The three-step methodology charges back actual costs during the same period in which they were incurred.

The following is a summary of the three-step charge back methodology:

### Direct Charge

- Costs associated with specific O&M projects entered into between The Company and an operating company will be accumulated by service provider and charged directly to the department within the operating company. For example, Engineering Services provides bridge maintenance services to Atlanta Gas Light Company's Georgia Field Operations. Therefore, the costs associated with the bridge maintenance services would be charged directly to Georgia Field Operations.

- Costs associated with Benefits, Fleet, Information Systems and Technology (IS&T) and Facilities will be charged directly to the departments within the operating company. Additionally, such costs will be charged directly to the departments within The Company to fully load the costs of the service providers. The costs will be charged out at a standard rate based upon a specific controllable driver. The drivers are number of employees and payroll dollars (Benefits), number of vehicles (Fleet), and square footage (Facilities). With respect to IS&T, drivers for the number of employees, personal computers, computer and application user sign-ons and end-use customers are utilized.

  In accordance with the FERC system of accounts, a portion of the Fleet costs will be included in O&M. Additionally, Benefit costs will be included in O&M. The remaining expenses for Fleet and Facilities will be included below the line in the charge back general ledger accounts.

  Currently, Fleet, IS&T and Facilities costs are charged out utilizing the above methodology. However, Benefits costs are not charged out utilizing standard rates. Instead, Benefits costs are allocated through shared services utilizing payroll dollars. However, Benefits costs does not include pension and postretirement expenses as these expenses are charged directly to the operating companies and the Company based on an actuarial study. For those pension and postretirement costs charged to the Company, they are internally allocated within the Company's service provider departments based on payroll dollars in order to fully load the costs of the service providers.

  Accounting credit will be given to the departments who provided these services to the operating companies.

### Direct Assignment

The remaining costs (total operating expenses net of direct charges) will be charged to the operating companies based upon the percentage of time spent providing services to each operating company. The percentages will be calculated from cumulative hours tracked by operating company within The Company's general ledger statistical accounts. As with direct charges, accounting credit will be given to the departments who provided these services to the operating companies.

### Distributed/Allocated

- The remaining costs (total operating expenses net of direct charges and direct assignments) will be charged to the operating companies utilizing a methodology to allocate or distribute the costs. These remaining costs are associated with unassigned time or time spent providing internal services.

  The primary difference between allocated and distributed relates to the type of driver utilized. If there is causal relationship between the service provided and the allocation driver, this process is referred to as distributed. For example, remaining costs related to customer service activities will be distributed to the operating companies based upon a "number of end-use customers" driver.

  However, if a logical causal relationship does not exist between the service provided and a driver, then the remaining expenses are allocated. For example, costs associated with Investor Relations benefits all operating companies as a whole. Additionally, there is no driver common to all operating companies, which establishes a logical casual relationship with the services provided. Therefore, the remaining expenses related to Investor Relations will be allocated based upon the Composite Ratio.

- As with direct charges and direct assignments, accounting credit will be given to the departments who provided these services to the operating companies.

- On a quarterly basis, The Company will generate an invoice to be provided to each operating company. The invoice will be broken down by service provider, and categorize costs between direct charge, direct assignment, distributed and allocated.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Year Ended December 31, 2003

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

All interest was billed to each associate company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts.  The total interest that was billed to each associate company is as follows:

| NAME OF ASSOCIATE COMPANY | COMPENSATION FOR USE OF CAPITAL 457-3 |
|---|---|
|  |  |
| AGL Investments, Inc | 1,680 |
| Atlanta Gas Light Company | 1,352,780 |
| Chattanooga Gas Company | 71,899 |
| Trustees Investment, Inc. | 1,061 |
| AGL Peaking Services, Inc. | 418 |
| AGL Capital Trust | 8,561 |
| AGL Rome Holdings, Inc | 109 |
| AGL Energy Corporation | 19 |
| AGL Propane Services, Inc. | 3,532 |
| Virginia Natural Gas, Inc. | 299,055 |
| AGL Networks, LLC | 24,229 |
| AGL Capital Corporation | 1,930 |
| Southeastern LNG, Inc. | 357 |
| Customer Care Services Company | 709 |
| Global Energy Resources Insurance Corporation | 44 |
| Sequent Energy Management, LP- Corp | 103,959 |
| AGL Capital Trust II | 16,971 |
| Georgia Natural Gas Company | 7,987 |
|  |  |
|  |  |
| TOTAL | 1,895,300 |
|  |  |

ANNUAL REPORT OF AGL SERVICES COMPANY


SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


AGL SERVICES COMPANY
(Name of Reporting Company)


/s/  Bryan E. Seas
(Signature of Signing Officer)


Bryan E. Seas
Vice President and
Controller
(Print Name and Title of Signing Officer)


Date:  May 3, 2003